June 10, 2013

VIA EDGAR

Valerie Lithotomos

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Permal Hedge Strategies Fund I

Registration Statement on Form N-2

File Nos. 333-177961 and 811-22628

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Permal Hedge Strategies Fund I (the “Fund”) hereby requests acceleration of the effective date of the above captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on June 12, 2013 or as soon thereafter as practicable.

PERMAL HEDGE STRATEGIES FUND I

/s/ George P. Hoyt
Name: George Hoyt Title: Assistant Secretary